Liquid Media is Aggressively Pursuing Acquisitions, CEO Tells M&A News Service

Vancouver, BC – July 29, 2021 – In a recent run of media interviews and appearances, Ronald Thomson, CEO of Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR), discussed the Company’s aggressive acquisition goals and how its partnership with dotstudioPRO opens the distribution door to more than 815-million viewers worldwide via over-the-top (OTT) media platforms like Amazon Prime, Roku, Tubi and more. In lead up to the 2021 Toronto International Film Festival (TIFF), Thomson’s in-depth industry conversation with indiefilmTO also revealed details for independent producers, mini-majors and studios that want to work with Liquid to have their professional projects packaged, financed, delivered and monetized.

As published by Mergermarket, a subscription-based news service for the global professional investment community, with readership of 200,000+, including investment banks, private equity and venture capital firms, law and accounting firms, and other corporate advisors, Liquid “is eyeing roughly 20 acquisition targets, with its first three deals recently announced and two more ‘in very advanced stages,’” Thomson said.

“To date, Liquid Media has [focused on] companies with up to USD 10M in revenue, though [we] would look at larger deals,” Thomson told Mergermarket, which reports on corporate merger and acquisition (M&A) news. The article also detailed that “targets tend to be clustered in media and entertainment meccas such as Hollywood/Los Angeles, New York, Toronto, Vancouver, the UK, China, Taiwan, Japan and South Korea.”

Film Daily: Liquid’s Reach Nearly 1-Billion Households Worldwide

A story by Film Daily showcased the recent partnership between Liquid and dotstudioPRO, a technology, consulting and video distribution company that delivers SaaS-based content management, distribution, marketing and monetization solutions for the media, broadcast and entertainment sectors. In it, Thomson is quoted on the importance of industry alliances and the power they bring to Liquid’s recalibrated business model and four-stage solution engine.

“I am thrilled about this new partnership with dotstudioPRO. They are adding another powerful level of distribution for our content that brings our reach to nearly a billion households worldwide. It’s this distribution network, made up of all our partners, that gives Liquid Media Group’s library the full spectrum and highest level of delivery,” he said.

indiefilmTO: Negotiations Underway for Future Acquisitions

Partnerships, joint ventures and acquisitions were also hot topics when Thomson joined actress Virginia Kingston and her co-host, filmmaker and producer Sen Katpaganathan for a lively discussion via indiefilmTO. The outlet and its podcast focus on entrepreneurial and start-up development for independent filmmakers, with specific attention on film financing, project management, career development and marketing. In addition to filmmakers, past interview guests include executives from TIFF and Telefilm Canada, as well as the City of Toronto’s Film Commissioner and Director of Entertainment Industries.

“We can partner [or] joint venture with companies, and that’s often a very efficient way of doing things,” Thomson told indiefilmTO. “Some of these core competencies [across the four stages of Liquid Media’s business engine] we would like to...utilize by owning in-house...We’ve announced our first three acquisitions [including iNDIEFLIX, Filmocracy and iGEMStv]. They all sit in our fourth stage, which is the monetization stage...We have several others that we are in the process of negotiating and hopefully coming close to announcing some new ones soon.”

Thomson also discussed at length ways that content creators can work with Liquid. The Company invites interested industry personnel and investors who want to better understand the process to watch the full interview.

Additionally, Thomson made a recent return appearance via a television interview with The Big Biz Show, which broadcasts into more than 110-million U.S. homes and is simulcast on 150+ radio stations.

“We actually take a very statistical, scientific approach, in addition, of course, to breaking down the artistic aspects of any project - the script and the various elements to it,” Thomson said to Big Biz Show host Bob “Sully” Sullivan, in discussing the roles that artificial intelligence (AI) and big data analytics technology are playing in Liquid’s end-to-end solution for independent IP creators. “That helps us to better de-risk and also predictively model how [a project] will perform, whether it goes to television, streaming, box offices or cinemas across the world.”

News announcements and media coverage for Liquid are available on the company’s website.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Such forward looking statements include, but are not limited to, that the Company will be able to consummate the acquisitions of iNDIEFLIX, Filmocracy and iGemsTV, as well as in respect of additional acquisitions being negotiated by the Company in respect of which no agreement has yet been reached.  The Company cautions that the iNDIEFLIX, Filmocracy and iGemsTV acquisitions, as well as all proposed acquisitions, are subject to a number of closing conditions and approvals and there can be no certainty that these acquisitions will be closed on the terms first announced or at all. These statements should not be read as guarantees of future performance or results. Further, such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, the Company’s ongoing due diligence investigations, required third party approvals, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.